May 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Alan Campbell

Re:	CoLabs Int’l, Corp.
Offering Statement on Form 1-A
File No. 024-11513

Dear Mr. Campbell:

On behalf of CoLabs Int’l, Corp., I hereby request qualification of the above-referenced offering statement at 10:00 am, Pacific Time, on Monday, May 24, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Laura Cohen
Laura Cohen, M.D.
Chief Executive Officer
CoLabs Int’l, Corp.